August 31, 2007

Via U.S. Mail and Facsimile (011-44-20-7166-5881)

Stephen J. Cowden
General Counsel
Reed Elsevier PLC
1-3 Strand
London WC2N 5JR England

	Re:	Reed Elsevier PLC
Form 20-F for the Fiscal Year Ended December 31, 2006
		Filed March 22, 2007
		File No. 1-3334

Dear Mr. Cowden:

      We have reviewed your response letter dated July 31 2007 and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the representations in your July 31, 2007, response regarding subscriptions by persons or entities with correspondence addresses in Iran and Syria to electronic editions of journals and databases publishes by Elsevier. Please identify for us the journals and/or databases to which each of these persons or entities subscribes, and describe with reasonable detail and specificity the types of information conveyed by these publications. Please also identify the subscribing entities, and tell us whether, to the best of your knowledge, understanding and belief, the subscribing entities are controlled by the Iranian or Syrian government. Tell us also whether, to the best of your knowledge, understanding and belief, the subscribing persons are affiliated with the Iranian or Syrian government and, if so, the nature of the affiliation.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Max Webb
		Assistant Director
	Division of Corporation Finance

Stephen J. Cowden
Reed Elsevier PLC
August 31, 2007
Page 1